Suite 1240, 1140 West Pender Street

Vancouver, British Columbia, V6E 4G1

Tel: (604) 681-8030 Fax: (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR
As at May 14, 2015, unless otherwise noted

FOR THE ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON JUNE 18, 2015

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Alderon Iron Ore Corp. (the “Company” or “Alderon”) for use at the Annual General Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management.  Solicitations will be made by mail and may be supplemented by telephone or other personal contact by regular officers and employees of the Company without special compensation.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals the authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke an Instrument of Proxy either by (a) signing another proper form of Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF THE COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold common shares of the Company (the “Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds the Common Shares as registered Shareholder.  Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with NI 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank space provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a form of proxy with a Broadridge sticker on it cannot use that form of proxy to vote Common Shares directly at the Meeting – the form of proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the Common Shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the Instrument of Proxy with respect to a matter to be acted upon, the Instrument of Proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the Common Shares represented by the Instrument of Proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. For a description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT see “NYSE MKT Corporate Governance” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which is filed on EDGAR.

Unless stated otherwise, all references to dollar amounts in this Information Circular are references to Canadian dollars.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At May 14, 2015, the Company had 132,134,061 Common Shares without par value issued and outstanding.  All Common Shares are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons who are, or represent by proxy, Shareholders holding, in the aggregate, at least five percent of the issued Common Shares entitled to be voted at the meeting.

May 14, 2015 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the

Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at June 18, 2014, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares:

•
Altius Resources Inc. (“Altius”) and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 24.88% of the issued and outstanding Common Shares.

•	Liberty Metals & Mining Holdings, LLC (“LMM”) is the beneficial owner of 18,797,454 Common Shares representing approximately 14.23% of the issued and outstanding Common Shares.

•
Hebei Iron & Steel Group Co., Ltd. (“Hebei”), through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares representing approximately 19.57% of the issued and outstanding Common Shares

PRESENTATION OF THE FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2014 will be presented to the Shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Fixing the Number of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors” or the “Board”) at ten (10).

Election of Directors

Although Management is nominating ten (10) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders unless that person ceases to be a director before then.  Management proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed.  MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED. IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE INSTRUMENT OF PROXY.  UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The Board of Directors of the Company has adopted a policy (“Majority Voting Policy”) stipulating that if the Common Shares voted in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the total Common Shares voted for and voted as withheld at the meeting, the director nominee will submit his resignation promptly after such meeting to the Nominating and

Corporate Governance Committee’s consideration. After reviewing the matter, the Nominating and Corporate Governance Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed. The director nominee will not participate in any Nominating and Corporate Governance Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment (including during the past five years, if such director nominee is not a presently elected director) and the number of Common Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Ordinary Residence of Nominee(1)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(1)	Period from which Nominee has been a Director	Number of Common Shares Held(2)(3)
Mr. Mark J. Morabito BC, Canada	Executive Chairman of the Company; Chief Executive Officer of King & Bay West Management Corp.	December 15, 2009	2,014,353
Mr. John A. Baker, Q.C.(5) NL, Canada	Executive Chairman of Altius Minerals Corporation.	December 10, 2010	Nil(6)
Mr. Brian F. Dalton NL, Canada	Co-Founder, Director, President & Chief Executive Officer of Altius Minerals Corporation.	December 10, 2010	Nil(6)
Mr. David J. Porter(5)(7)(8) ON, Canada	Senior executive/management consultant.	December 10, 2010	Nil
Mr. Tayfun Eldem QC, Canada	President & Chief Executive Officer of the Company.	September 30, 2011	Nil
Mr. Liu Jian Beijing, China
Chairman  and General Manager of Hebei Iron & Steel Group International Trade Corp. from January 2014 to present; Vice President and Director of Tangsteel Group Co., Ltd. from February 2013 to January 2014; President of Tangshan Steel Plate Company from April 2010 to February 2013.
		November 12, 2014	Nil(9)
Mr. Wang Jinhui Beijing, China	President of HBIS International Holding (Canada) Co., Ltd. from September 2014 to present; Deputy Director of Engineering & Investment Department of Hanbaosteel from September 2010 to September 2014.	November 12, 2014	Nil(9)
Mr. Lenard F. Boggio(4)(7)(8) BC, Canada	Retired partner from PricewaterhouseCoopers LLP (“PwC”).	February 20, 2013	Nil
Mr. Ian Ashby(4) California, USA	Self-employed adviser.	May 29, 2014	Nil

Name, Province or State and Country of Ordinary Residence of Nominee(1)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(1)	Period from which Nominee has been a Director	Number of Common Shares Held(2)(3)
Mr. Adrian Loader(4)(7)(8) London, United Kingdom	Chairman of Oracle Coalfields plc.	May 29, 2014	20,000
(1)	The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
Common Shares beneficially owned (within the meaning of applicable Canadian securities laws), directly and indirectly, or over which control or direction is exercised, at the date hereof, not being within the knowledge of the Company is based upon the information furnished to the Company by individual directors.  Unless otherwise indicated, such Common Shares are held directly.  These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors.

(3)
The directors and nominees, as a group beneficially own (within the meaning of applicable Canadian securities laws), directly or indirectly, 2,034,353 Common Shares representing 1.5% of the total issued and outstanding Common Shares.

(4)	Current member of the Project Oversight Committee of the Company.
(5)	Current member of the Nominating and Corporate Governance Committee of the Company.
(6)
Messrs. Baker and Dalton are directors and officers of Altius Minerals Corporation which beneficially owns, directly or indirectly through its subsidiaries, a total of 32,869,006 Common Shares. Messrs. Baker and Dalton are also nominees of Altius Minerals Corporation which has a contractual right to appoint up to three director nominees to the Board of Directors. While Altius holds Common Shares which exceed 20% of the Common Shares outstanding, it has the right to appoint three director nominees. While Altius holds Common Shares which exceed 10% of the Common Shares outstanding, it has the right to appoint one director nominee.

(7)           Current member of the Audit Committee of the Company.
(8)	Current member of the Compensation Committee of the Company.
(9)
Mr. Liu is the Chairman of Hebei.  Mr. Wang is the President of a subsidiary of Hebei.  Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares. Mr. Liu and Mr. Wang are also nominees of Hebei which has a contractual right to appoint up to two director nominees to the Board of Directors. For so long as Hebei owns directly or indirectly, 17.0% or more of the Common Shares, Hebei shall be entitled to designate two nominees for election or appointment to the Board of Directors and for so long as Hebei owns directly or indirectly, less than 17.0% of the Common Shares but 7.5% or more of the Common Shares, Hebei shall be entitled to designate one nominee for election or appointment to the Board of Directors.

Penalties and Sanctions

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) while that person was acting in that capacity, was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such a capacity.

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

Other than as disclosed below, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improved.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

Mr. Lenard Boggio has been a director of Great Western Minerals Group Ltd. (“GWMG”) since January 2013. GWMG filed an application on March 30, 2015 with the Financial and Consumer Affairs Authority of Saskatchewan, its principal regulator, for a management cease trade order, in accordance with National Policy 12-203 - Cease Trade Orders for Continuous Disclosure Defaults.  The management cease trade order was granted at that time. On April 30, 2015 GWMG announced that it entered into a Support Agreement with holders of approximately 65.3% of GWMG’s US$90 million Secured Convertible Bonds outstanding (the “Supporting Bondholders”) pursuant to which GWMG, with the support of the Supporting Bondholders, would commence an orderly process for the solicitation of interests in the GWMG's business, property and assets by way of a sale and investor solicitation process to be implemented pursuant to proceedings commenced by the Company under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  On April 30, 2015 GWM was granted protection from its creditors under the CCAA upon receiving an initial order from the Ontario Superior Court of Justice Commercial List.

STATEMENT OF EXECUTIVE COMPENSATION

Definition

For the purposes of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair, vice-chair or president of the Company;

(a.1)           a chief executive officer or chief financial officer of the Company;

(b)	a vice-president of the Company in charge of a principal business unit, division or function including sales, finance or production; or

(c)	performing a policy-making function in respect of the Company.

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)
each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

For the purposes of this Information Circular, the following executive officers are the Named Executive Officers for the year ended December 31, 2014:

1.           Mark J. Morabito, Executive Chairman;

2.           Tayfun Eldem, President & Chief Executive Officer;

3.           François Laurin, Former Chief Financial Officer;

4.           Anthony Glavac, Interim Chief Financial Officer;

5.           Brian Penney, Chief Operating Officer; and

6.           Bernard Potvin, Executive VP, Project Delivery.

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

About the Company

The Company is a development stage company focused on the development of the Kami Iron Ore Project (“Kami Project”) located in western Labrador. The Kami Project is owned 75% by the Company and 25% by Hebei. The Kami Project is a development-stage iron ore property on which a feasibility study has been completed. The Company’s primary objective is to bring the Kami Project into production. To execute all aspects of its objective, the Company is building a team of mining professionals with experience and technical knowledge in mineral exploration, development, construction, mine operations, environmental compliance, corporate development and financial management.

Compensation Philosophy and Objectives

Effective October 3, 2011, the Company formed the Compensation Committee to oversee matters relating to executive compensation.  Accordingly, as of October 3, 2011, the Compensation Committee began recommending to the Board the base salaries, performance bonuses and stock options to be granted to the Named Executive Officers. With reference to the Compensation Committee’s recommendations, the Board is responsible for approving the compensation of the Named Executive Officers.

The Company’s executive officers have significant influence over the Company’s corporate performance and creating value for Shareholders. Over the past decade, the demand for mining executives with requisite experience and skills has significantly increased, due in part to the increasing global demand for commodities, but also due to the fact that the mining industry as a whole is facing a shortage of qualified talent. A declining number of graduates from mining related programs and the decrease of talent and knowledge as a result of retirement and turn-over have all contributed to the shortage.  As a result, the Company operates in a highly competitive market for key executives and the attraction and retention of experienced and talented executives is one of the key objectives of the Company’s executive compensation program.

In order to retain a competent, strong and effective management group focused on the Company’s growth strategy, corporate performance, risk management and the creation of Shareholder value, in a very tight and competitive market, it is important that the Company’s executive compensation program provides  executives  with  the  proper  incentives  and  is  competitive  with  compensation  paid  to executives having comparable responsibilities and experience at other companies engaged in the same or similar lines of business as the Company. The objectives of the Company’s executive compensation program are to recognize the need to attract and retain high caliber executives by providing competitive salaries; reward performance in achieving pre-determined objectives by providing bonus awards; and motivate executives to remain with the Company and enhance Shareholder value through long-term incentives in the form of stock options. In keeping with this philosophy, the main objectives of the executive compensation programs are to:

•	pay for performance by rewarding the attainment of goals and objectives;

•	attract and retain motivated and quality executive officers to drive long term Shareholder value;

•	develop a sense of proprietorship;

•	build flexibility in programs to accommodate the cyclical nature of the mining industry; and

•	align programs to business needs, structure and culture.

In 2011, the Company retained a compensation consultant to review compensation packages provided to executive officers and senior Management of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Based on the review conducted by the compensation consultant and recommendation of the Compensation Committee, the Company implemented a general compensation framework in effect for its December 31, 2012 fiscal year and that the Company continues to follow. The executive compensation framework formulated by the Compensation Committee comprises three components: base salary, annual cash bonus and long-term incentive in the form of stock options. A portion of the annual cash bonus is directly related to the overall performance of the Company.

Compensation Elements

The following summarizes the three aspects of compensation provided to Named Executive Officers:

Base Salary

Base salary or fees are a fixed element of compensation that are payable to each Named Executive Officer for performing his or her position’s specific duties. While base salary or fees are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary or fees. In determining the base salary or fees of an executive officer, the Compensation Committee and the Board consider the following factors: the recommendation of the President & Chief Executive Officer of the Company (other than with respect to the compensation of the President & Chief Executive Officer); the particular responsibilities related to the position; the experience level of the executive officer; the difficulties in recruiting new talent; and competitiveness with base salaries paid for similar positions in the mining industry.

In respect of the base fees paid to the President & Chief Executive Officer, the Board also considered salaries or consulting fees paid to other chief executive officers in the mining industry, the President & Chief Executive Officer’s contribution toward the Company’s achievement of business goals and objectives for the previous financial year.

In respect of the base fees paid to the Executive Chairman, until October, 2012, he received base fees of $16,667 per month. The majority of the Executive Chairman’s compensation came through the grant of discretionary performance bonuses. After October 2012, the base fees received by the Executive Chairman were increased to $41,667 as a result of his increased time commitments to the affairs of the Company, with the intention that the quantum of discretionary performance bonuses would be decreased and based on the fact that the base fees had not changed since his initial engagement by the Company in March 2010. Effective May 14, 2015, the base fees have been reduced to $27,500 per month.

There is no mandatory framework that determines which of the above-referenced factors may be more or less important and the emphasis placed on any of these factors is at the discretion of the Board and may vary among the executive officers.  Details of the base salaries paid to the Named Executive Officers during the years ended December 31, 2014, 2013 and 2012 are listed in the “Summary Compensation Table” below.

The Company makes reference to salary surveys that are published by various organizations that set out a broad comparison of the salary and compensation programs of various companies. During the first quarter of 2014, the Compensation Committee reviewed the survey prepared by The Bedford Consulting Group Inc. entitled “Canadian Mining Industry Report” and dated November 2013 (the “Bedford Survey”). This survey contains a summary of the compensation practices of 165 companies in the mining industry, ranging for junior, mid-tier, and major firms that are publically listed in Canada and internationally. These companies range in stage of evolution (exploration, development, production) and commodity focus (gold, silver, copper, etc.). The Compensation Committee made reference to the general results of the

Bedford Survey for companies that have corporate assets between $200 million and $500 million, without making reference to any specific companies within that group. The Bedford Survey lists the following companies as having corporate assets between $200 million and $500 million.

Companies with Assets Between $200 Million and $500 Million
Alexco Resource Corporation	Amerigo Resources Ltd.	Augusta Resources Corp.
Aura Minerals Inc.	Brigus Gold Corp.	Canada Lithium Corp.
Claude Resources Inc.	Colossus Minerals Inc.	Crocodile Gold Corp.
Denison Mines Corp.	Endeavour Silver Corp.	Fortuna Silver Mines Inc.
General Moly, Inc.	Guyana Goldfields Inc.	Ivernia Inc.
Kirkland Lake Gold Inc.	Labrador Iron Mines Holdings Limited	Largo Resources Ltd.
Lucara Diamond Corp.	Mawson West Ltd.	MBAC Fertilizer Corp.
Mercator Minerals Ltd.	Monument Mining Limited	Nautilus Minerals Inc.
North American Palladium Ltd.	Orvana Minerals Corp.	Platinum Group Metals
Premier Gold Mines Ltd.	Rio Alto Mining Ltd.	Romarco Minerals Inc.
Rubicon Minerals Corp.	Sabina Gold & Silver Corp.	San Gold Corporation
Seabridge Gold, Inc.	Stornoway Diamond Corporation	St. Andrew Goldfields Ltd.
Trevali Mining Corporation	Veris Gold Corp.

Based on this review, the Compensation Committee recommended, and the Board of Directors approved, the following base salaries for the Company’s Named Executive Officers for the fiscal year ending December 31, 2014.

Named Executive Officer	2014 Base Salary/Fees ($)	Increase from 2013 Base Salary
Executive Chairman	500,000.00	0.0%
President & Chief Executive Officer	397,837.50	3.0%
Chief Financial Officer	301,500.00	4.0%
Chief Operating Officer	284,750.00	3.5%
Executive VP, Project Delivery	262,750.00	3.0%

Based on the results of the Bedford Survey, the salary for the President & Chief Executive Officer is approximately 2% above the median Chief Executive Officer salary for companies with a similar amount of corporate assets as the Company. The salary for the Chief Financial Officer is approximately 7% above the median Chief Financial Officer salary for companies with a similar amount of corporate assets as the Company. The salary for the Chief Operating Officer is approximately 3% below the median Chief Operating Officer salary for companies with a similar amount of corporate assets as the Company. The salary for the Executive VP, Project Delivery is approximately 14% below the median Vice President, Operations salary for companies with a similar amount of corporate assets as the Company. The Bedford Survey does not contain results for the Executive Chairman position; however, when compared to the results for the Chief Executive Officer position, the annual base fees of the Executive Chairman of the Company are approximately 28% above the median Chief Executive Officer salary for companies with a similar amount of corporate assets as the Company.

On December 9, 2014, the Company announced that it has implemented a comprehensive cash preservation program (the “Cash Preservation Program”) to enable the Company to maintain a healthy working capital position into 2017 without the need to access equity or debt financing during the intervening period, aside from the financing required to commence construction at the Kami Project.

As part of the Cash Preservation Program, the Company did not increase base salaries for fiscal 2015 from the amounts set in 2014. In addition, effective May 14, 2015, the salary of the Executive Chairman has been reduced to $330,000 per annum and the salary for the Company’s Interim Chief Financial Officer is $175,000 per annum.

Bonus Payments

General

The Company’s Named Executive Officers are entitled to participate in an annual cash bonus plan that provides the Named  Executive  Officer  with  the opportunity to receive  a cash-based performance bonus as a certain percent of his Annual Salary (the “Target Bonus”) based on the Named Executive Officer’s contribution, as determined by the Board, to the achievement of Company goals established by the Board prior to or at the beginning of each calendar year and the Company’s performance and financial  condition. The Target Bonus as a percentage of base salary for which each Named Executive Officer was eligible in fiscal 2014 is set forth in the following table. The purpose of the Bonus Target is to provide a targeted bonus amount that a Named Executive Officer will receive if he meets all of his goals and objectives for the fiscal year. The actual bonus paid can exceed the Bonus Target if the performance of the Named Executive Officer results in him exceeding his goals and objectives. Bonus Targets are not benchmarked against any comparison group.

Named Executive Officer	2014 Bonus Target (% of Base Salary)
Executive Chairman	100%
President & Chief Executive Officer	75%
Chief Financial Officer	50%
Chief Operating Officer	50%
Executive VP, Project Delivery	50%

As a result of the Cash Preservation Program, the Company suspended its annual cash bonus plan and did not award any bonus compensation for performance in the 2014 fiscal year. The Company does not expect to award any bonus compensation while the Cash Preservation Program remains in place.

Long-Term Incentives

The Board believes that granting stock options to key personnel encourages retention and more closely aligns the interests of executive Management with the interests of Shareholders. The inclusion of options in compensation packages allows the Company to compensate employees while not drawing on limited cash resources.  Further, the Board believes that the option component serves to further align the interests of Management with the interests of the Shareholders.

The Compensation Committee recommends stock option awards to the Board of Directors after considering input from Management. The Company does not utilize a set of formal objective measures to determine long-term incentive entitlements, rather, long-term incentive grants, such as stock options to the Named Executive Officers are determined in a discretionary manner on a case by case basis, but giving consideration to the relative contribution and involvement of the individual in question as well as the number of options previously granted.  There are no other specific quantitative or qualitative measures associated with option grants and no specific weights are assigned to any criteria individually, rather, the performance of the Company is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and the Company does not focus on any particular performance metric.

During the year ended December 31, 2014, no stock options were granted to Named Executive Officers.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director except that NEOs and directors are prohibited from undertaking any of the following activities under the Company’s Insider Trading Policy:

•
speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s stock option plan or any other Company benefit plan or arrangement);

•	buying the Company’s securities on margin;

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company; and

•	buying a “put option” giving the holder an option to sell securities of the Company.

Risk Management and Assessment

The Board is aware that compensation practices can have unintended consequences and is continuously looking at ways to improve how it factors risk management into its compensation decisions. In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation Committee annually reviews the Company’s compensation policies and practices.  As part of its review process, the Committee endeavours to identify any practice that may encourage an executive or employee to expose the Company to unacceptable risk.

With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of the Company and when such success can be demonstrated. Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, including those related to the environment, health, safety and sustainable development.

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders.  The

Company’s executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.

In order to mitigate possible risks that may be associated with performance-based compensation, the Company’s performance-based compensation programs generally contain a target for the benefit or payout limit that may be earned by a Named Executive Officer in any given calendar year.  These restrictions include a target payout for performance bonuses, expressed as a percentage of annual salary.  In addition, generally there is a two year vesting period for stock options which mitigates against inappropriate risk taking for short-term gains.

While the variable compensation components are intended to establish a direct link between senior executive compensation and the Company’s financial and non-financial performance, and to reward individual  contributions  to  achieving  the  overall  corporate  objectives  of the development of the Kami Project and enhanced Shareholder value, the target amounts for bonuses in any given calendar year are designed to limit the temptation to take on unmanageable risk and unsustainable performance over the long term.

At present, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risks. Furthermore, the Compensation Committee is satisfied that the Company’s executive compensation programs provide the necessary framework and governance to align the interest of executives and other key employees, the Company and its stakeholders, and discourages excessive risk taking. The following are examples of some of the actions that have been taken to mitigate the Company’s compensation-related risks:

•	the establishment of a target for annual bonus payments to each Named Executive Officer (except for the Executive Chairman) in any one calendar year; and

•	the establishment of a stock option plan that generally provides for a vesting period of two (2) years from the date of grant.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the past five years (to December 31, 2014), assuming a $100 investment in Common Shares on December 31, 2009, compared to an equal investment in the S&P/TSX Composite Index. Alderon does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and common share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation. As an iron ore development company, the Common Share price can be impacted by the market price of iron ore, which can fluctuate widely and be affected by numerous factors that are beyond the Company’s control and difficult to forecast. The Common Share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions.

There is no correlation between the trend of Alderon’s stock price and Alderon’s executive compensation. Due to a variety of factors, the Company’s executive compensation has increased over the four year period prior to the year ended December 31, 2014. Factors contributing to the increase in executive compensation include increased competition for qualified mining executives, the expansion, development and success of the Company over such time period, and the Company’s need to retain and attract experienced personnel in order to deliver on its long-term strategy to maximize Shareholder value through the responsible growth and development of the Kami Project. During the year ended December 31, 2014, while base salaries remained constant, the Company’s overall compensation decreased as compared to the prior year as no stock options were granted and no bonuses were paid. While the decrease in compensation is consistent with a decrease in the Company’s share price, the basis for the decrease was the Cash Preservation Program.

Compensation Governance

Compensation Committee

Members and Independence

The Compensation Committee comprises three directors of the Company, the majority of which are currently independent of the Company for purposes of applicable securities laws and the rules and regulations of the NYSE MKT. On November 12, 2014, John Vettese resigned as a member of the Board of Directors and Compensation Committee and Adrian Loader was appointed to the Compensation Committee in his place. Accordingly as at the date of this Information Circular, the Compensation Committee is comprised of David Porter, Lenard F. Boggio and Adrian Loader.  Each of Messrs. Porter, Boggio and Loader are independent directors for the purposes of applicable securities laws and the rules and regulations of the NYSE MKT.

Skills and Experience

The Board believes that each current and former member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
David Porter
David Porter is a seasoned executive who has served as Vice President Human Resources & Organizational Effectiveness for the Iron Ore Company of Canada.  He has also been responsible for Operations, Safety, Health, Sustainable Development, Communications and Community Relations across the mining and steel sectors for over 33 years. Based on his human resources background, Mr. Porter has an appropriate skill set to make decisions on the suitability of the Company’s compensation policies and procedures.

Lenard F. Boggio
Lenard F. Boggio was a Partner with PwC and its predecessor firm Coopers & Lybrand from 1988 until his retirement from PwC in May 2012. During that time, he was Leader of the B.C. Mining Group of PwC, a senior member of PwC’s Global Mining Industry Practice and an audit practitioner for publicly listed Canadian, U.S. and U.K. mineral resource and energy clients. The scope of his clients’ activities included exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio has developed significant knowledge with respect to executive compensation policies and procedures.

Adrian Loader
Mr. Loader is a Senior Executive who spent 35 years working for Shell, including most recently as President and CEO of Shell Canada.  Prior to his role with Shell Canada, Mr. Loader was Director of Strategy and Business Development and Director of Strategic Planning, External Affairs, HSE and Sustainable Development for Shell.  During his tenure with Shell, Mr. Loader led the merger and acquisition activity and was responsible for strategic direction, scenarios, competitive intelligence and planning. Through this experience, Mr. Loader has developed significant knowledge with respect to executive compensation policies and procedures.

Responsibilities, Powers and Operation

The Compensation Committee’s primary function to assist the Board of Directors in fulfilling its responsibilities by:

•
reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the President & Chief Executive Officer and any other Management individual at that level or above;

•
considering and if deemed appropriate approving, with or without revision,  the recommendation of the President & Chief Executive Officer on the salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Chief Financial Officer, Chief Operating Officer and other officers;

•	reviewing compensation of the Board of Directors on at least an annual basis;

•
administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	research and identification of trends in employment benefits; and

•	establishment and periodic review of the Company’s policies in the area of Management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the Compensation Committee are held from time to time as the Compensation Committee or the Chairman of the Compensation Committee shall determine. The Compensation Committee may ask members of Management or others to attend meetings or to provide information as necessary.  The Compensation Committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Consultant

Identity and Mandate of Compensation Consultant

On October 21, 2011, the Company retained WMH & Associates Consultants Ltd. (“WMH”) to review compensation packages provided to executive officers and senior Management of the Company, including the President & Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Based on the review conducted by WMH, the Company implemented a general compensation framework in effect for its December 31, 2012 fiscal year and that the Company continues to follow, which is described above. On August 9, 2012, Mr. Bill Heath, the principal of WMH, was retained by the Company to act as Executive VP, Human Resources and Mr. Heath served in this capacity until January 12, 2015.

During his engagement as Executive VP, Human Resources, Mr. Heath provided the following services:

•
Assisting the Company with the development and implementation of basic policies to govern Human Resources and General Administrative Activities which will form an employment handbook and updating such handbook as required. Such basic policies include, but are not limited to, conducting employment interviews, travel and entertainment, employee relocation, use of outside consultants, office procedures, hours of work and reference checking.

•	In cooperation with the Company’s General Counsel, assisting the Company in the preparation of an employment agreement template.

•
Assisting the Company in the development and implementation of employee salary scales, incentive programs (including the development of guidelines for the granting of incentive stock options), and a comprehensive benefits program.

•	Assisting the Company in the scheduling of employment interviews and the relocation of employees where necessary.

•	Providing such other general human resources, administrative and management consulting services as the Company may request from time to time.

Subsequent to January 12, 2015, the Company retained WMH and Mr. Heath on a part-time consulting basis to provide human resources, administrative and management consulting services.

The Company does not have a requirement that the Compensation Committee or Board of Directors pre-approve the services that a compensation consultant provides to the Company at the request of Management.

Fees Paid to Compensation Consultant

During the two most recently completed financial years, the following fees have been billed by WMH to the Company, outside of Mr. Heath’s engagement as Executive VP, Human Resources:

Financial Year	2014	2013
Executive compensation-related fees	Nil	Nil
All other fees	Nil	Nil
Total fees	Nil	Nil

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended December 31, 2014 the Company’s Named Executive Officers.  The Company had six Named Executive Officers during the fiscal year ended December 31, 2014, namely Mark J. Morabito, Tayfun Eldem, François Laurin, Anthony Glavac, Brian Penney and Bernard Potvin.

(1)
Mr. Morabito was appointed Executive Chairman of the Company on September 7, 2011. Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement March 1, 2010, as amended on June 27, 2011, October 1, 2012, June 19, 2014 and May 14, 2015. Mr. Morabito also serves as a director of the Company but he does not receive additional compensation for his services as a director.

(2)
Mr. Tayfun Eldem was appointed President and CEO of the Company on September 7, 2011. Until December 1, 2013, Mr. Eldem received his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated July 4, 2011, as amended on September 7, 2011. Effective December 1, 2013, the consulting agreement was terminated and Mr. Eldem entered into an employment agreement with the Company dated December 1, 2013 pursuant to which he receives an annual salary as an employee of the Company.  Mr. Eldem also serves as a director of the Company but he does not receive any additional compensation for his services as a director.

(3)
Mr. François Laurin was appointed as CFO of the Company on June 17, 2013 and resigned as CFO effective December 19, 2014.  Mr. Laurin received his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated June 6, 2013. Mr. Laurin previously received compensation from the Company in 2012 as a consultant of the Company.

(4)
Mr. Brian Penney was appointed COO of the Company on April 30, 2013.  Mr. Penney receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated April 1, 2013.  Mr. Penney previously served as COO of the Company from May 7, 2011 to December 1, 2011.

(5)
Mr. Bernard Potvin was appointed as Executive VP, Project Delivery on November 7, 2011. Mr. Potvin receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated October 26, 2011.

(6)
Mr. Anthony Glavac was appointed Interim CFO of the Company on December 19, 2014. Mr. Glavac receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated March 27, 2012, as amended and restated on December 19, 2014.

(7)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were April 10, 2012 and June 10, 2013. The fair value of the 2013 option grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.21%; b) expected life of 2.5 years; c) the price of the stock on the grant date; d) expected volatility of 63.9% and e) no expected dividend payments. The fair value of the 2012 option grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.25%; b) expected life of 2.5 years; c) the price of the stock on the grant date; d) expected volatility of 72.5% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value. This methodology is consistent with the reporting used in the Company’s financial statements.

(8)	Compensation received in the form of discretionary bonuses earned during the financial year.

Option-based Awards

The Company currently a stock option plan (the “Plan”) in place. The Plan has been approved by the Toronto Stock Exchange (the “TSX”) and the Shareholders of the Company. The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.

The key provisions of the Plan can be summarized as follows:

(a)
The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 16,500,000, being approximately 12.49% of the Common Shares issued and outstanding at date of this Information Circular. However, if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan.

(b)
Currently the Company has options outstanding that will result in 9,860,000 Common Shares being issuable upon the exercise of such options, which represents approximately 7.47% of the current number of issued and outstanding Common Shares.

(c)
The exercise price per Common Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors. In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Common Shares as determined by the Board of Directors in its sole discretion.

(d)
The Plan provides that options may be granted to directors, employees, corporations that have a right to nominate a director to the Board of Directors, and consultants of the Corporation or any of its designated affiliates.

(e)	The Plan gives discretion to establish, and modify vesting provisions to the Board of Directors, or a committee established thereby.

(f)	The Plan provides that all outstanding options will immediately vest upon a change of control.

(g)
The Plan provides that where a participant is terminated for any reason other than cause or death, options may be exercised no later than 90 days after the termination date, in the case of termination by reason of death, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant, and in the case of termination for cause, options expire immediately.

(h)
Any amendment to any provision of the Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company. The Plan will require Shareholder approval of certain amendments in accordance with the policies of the TSX and NYSE MKT, however, the Board of Directors has the discretion to make the following amendments, which it may deem necessary without having to obtain Shareholder approval:

(i)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(ii)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(iii)	to change the persons who qualify as participants under the Plan;

(iv)	to change any vesting provisions of options;

(v)	to change the termination provisions of the options or of the Plan which does not entail an extension beyond the original expiry date of the options; and

(vi)	to add a cashless exercise feature to the Plan, providing for the payment in cash or securities on the exercise of options;

provided, however, that:

(vii)
no such amendment of the Plan may be made without the consent of such affected Participant (as defined in the Plan) if such amendment would adversely affect the rights of such affected Participant under the Plan; and

(viii)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

1.	an increase in the number of shares issuable under options granted pursuant to the Plan;

2.	a reduction in the exercise price of an option;

3.	an extension of the term of an option granted under the Plan benefiting an insider (within the meaning of the rules of the TSX) of the Company;

4.	a change to the insider participation limit set forth in the Plan; or

5.	a change to amending provision of the Plan.

Additionally, the Plan contains the following provisions:

(a)
The number of shares issuable to any individual under any security based compensation arrangement of the Company shall not, within a one year period, exceed 5% of the number of shares outstanding immediately prior to the grant of any such option.

(b)
The maximum term for stock options issued pursuant to the Plan cannot exceed 10 years, subject to an automatic extension in the event that the expiry of the term of an option falls within a black out period.

(c)
The number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Plan, or when combined with all of the Company’s other security based compensation arrangements, will not exceed 10% of the Company’s total issued and outstanding securities.

(d)	An option is personal to an optionee and non-assignable, subject to limited exceptions as set out in the Plan.

(e)
The Plan also provides for adjustments to outstanding options in the event of any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company with or into any other company, or the merger, amalgamation or consolidation of any other company with or into the Company.

(f)	The Plan provides for accelerated vesting and accelerated expiry dates in the events of a take-over bid.

(g)
The Plan allows the Company to withhold from any remuneration otherwise payable to a participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of their participation in the Plan. This provision of the Plan is necessary as a result of certain proposed amendments to the Income Tax Act (Canada) relating to the taxation of share options which came into effect on January 1, 2011.

(h)
The Plan contains a cashless exercise feature whereby an option that is eligible for exercise may be exercised on a cashless basis instead of a participant making a cash payment for the aggregate exercise price of the options. When a participant elects the cashless exercise of options by providing the prescribed form of notice of cashless exercise to the Company specifying the number of options to be exercised for cash, the exercise price of the options is advanced by an independent brokerage firm, the advance is deducted from the proceeds of sale of the Common Shares issued on exercise, and the remaining proceeds or Common Shares are paid to the participant after deducting any withholding tax or other withholding liabilities.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers and outstanding as at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed
Mark J. Morabito	250,000(2) 400,000(2)	1.60 3.70	2015-11-08 2016-02-09	Nil Nil	Nil	Nil	Nil
Tayfun Eldem	1,000,000(2)	3.20	2016-07-06	Nil	Nil	Nil	Nil
François Laurin	100,000(2) 350,000(2)	2.21 1.16	2016-12-05 2018-06-10	Nil Nil	Nil	Nil	Nil
Brian Penney	300,000(2) 200,000(2)	3.40 2.53	2016-04-04 2016-10-03	Nil Nil	Nil	Nil	Nil
Bernard Potvin	250,000(2)	2.81	2016-11-01	Nil	Nil	Nil	Nil
Anthony Glavac	90,000(2)	3.25	2017-04-10	Nil	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2014, being $0.39 per share.
(2)
Options are granted for a five year term and vest over a period of two years such that 25% become available for exercise on each of the sixth, twelfth, eighteenth and twenty-fourth month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2014

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended December 31, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito	Nil(2)	Nil	Nil
Tayfun Eldem	Nil(2)	Nil	Nil
François Laurin	22,750(3)	Nil	Nil
Brian Penney	Nil(2)	Nil	Nil
Bernard Potvin	Nil(2)	Nil	Nil
Anthony Glavac	Nil(4)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	No options vested during the financial year ended December 31, 2014.
(3)
87,500 options exercisable at $1.16 per share vested on June 10, 2014 and 87,500 options exercisable at $1.16 per share vested on December 10, 2014. The closing prices of the Common Shares on the TSX on June 10, 2014 and December 10, 2014 were $1.42 per share and $0.25 per share, respectively.

(4)
22,500 options exercisable at $3.25 per share vested on April 10, 2014 and 22,500 options exercisable at $3.25 per share vested on October 10, 2014. The closing price of the Common Shares on the TSX on April 10, 2014 and October 10, 2014 were $1.62 per share and $0.55 per share, respectively.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The Company has entered into consulting or employment agreements with each of the Named Executive Officers. A description of each consulting or employment agreement with the Named Executives Officers is set forth below.

For the purposes of the consulting or employment agreements:

•
A “Change of Control” is defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of: (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company;  (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

•
“Good Reason” means without the employee’s written consent, the occurrence of any of the following circumstances: (i) reduction by the Company in the employee’s base salary; (ii) the failure of the employee to be appointed or re-appointed to the employee’s position with the Company; (iii) a material diminution in the employee’s duties or the assignment to the employee of any duties inconsistent with his position and status with the Company, provided however that in the event of a Change of Control, the mere fact that the Company ceases to be publicly traded or becomes a subsidiary of another corporation shall not constitute Good Reason; (iv) a change in the employee’s reporting relationship such that the Employee no longer reports directly to his current supervisor; or (v) a relocation of place of work.

Mark J. Morabito

MJM Consulting Corp. (“MJM”) has an agreement, as amended and restated on June 19, 2014, with the Company pursuant to which MJM provides the services of Mr. Morabito to provide management and operational consulting services to the Company in the capacity of Executive Chairman of the Company. During the year ended December 31, 2014, the base fees for Mr. Morabito’s services were $41,667 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 100% of the annual base fees plus applicable tax. Effective May 14, 2015, the base fees for Mr. Morabito’s services have been reduced to $27,500 per month, plus applicable tax.

During fiscal 2014, this agreement could be terminated at any time prior to September 30, 2015 (or September 17, 2017 if certain conditions set out in the agreement are met) by making a payment to MJM that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. As of May 14, 2015, the agreement has been revised to provide that it may be terminated at any time by the Company without cause by making a payment to MJM that is equivalent to six (6) months base fees.

In the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Morabito’s agreement or (ii) Mr. Morabito resigns from his position with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to MJM that is equivalent to 36 months base fees, plus an amount that is equivalent to all cash bonuses paid to MJM in the 36 months prior to the Change of Control.

Tayfun Eldem

Mr. Eldem acts as the President & Chief Executive Officer of the Company pursuant to an employment agreement dated December 1, 2013.  During the year ended December 31, 2014, the base salary for Mr. Eldem’s services was $33,153 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 75% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The employment agreement may be terminated at any time by the Company without cause by making a payment to Mr. Eldem that is equivalent to (i) twelve (12) months base salary, plus (ii) an additional month of base salary for each completed year of service, plus (iii) a prorated bonus covering the combined notice periods outlined in (i) and (ii) using 100% of Mr. Eldem’s targeted bonus for the year of termination. In addition, Mr. Eldem’s benefits will be continued until the earlier of the date he commences employment with a new employer and 12 months from termination.  However, in the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Eldem’s employment agreement or (ii) Mr. Eldem resigns from his employment with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to Mr. Eldem that is equivalent to 36 months base salary plus an amount that is equivalent to all cash bonuses paid to Mr. Eldem in the 36 months prior to the Change of Control.

François Laurin

On June 6, 2013, the Company entered into an employment agreement with François Laurin, whereby Mr. Laurin agreed to act in the capacity of Chief Financial Officer of the Company.  During the year ended December 31, 2014, the base salary for Mr. Laurin’s services was $25,125 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base salary. Mr. Laurin resigned as Chief Financial Officer on December 19, 2014 and his employment agreement was terminated.

Brian Penney

On April 1, 2013, the Company entered into an employment agreement with Brian Penney, whereby Mr. Penney agreed to act in the capacity of Chief Operating Officer of the Company.  During the year ended December 31, 2014, the base salary for Mr. Penney’s services was $23,729 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Penney that is equivalent to twelve (12) months base salary.  However, in the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Penney’s employment agreement or (ii) Mr. Penney resigns from his employment with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to Mr. Penney that is equivalent to 36 months base salary plus an amount that is equivalent to all cash bonuses paid to Mr. Penney in the 36 months prior to the Change of Control.

Bernard Potvin

On October 26, 2011 the Company entered into an employment agreement with Bernard Potvin, whereby Mr. Potvin agreed to act in the capacity of Executive Vice President, Project Delivery of the Company.  During the year ended December 31, 2014, the base salary for Mr. Potvin’s services was $21,896 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Potvin that is equivalent to six (6) months base salary.  However, in the event that there is a Change of Control of the Company, either the Company or Mr. Potvin will have one year from the date of such Change of Control to elect to have the Mr. Potvin’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Potvin that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Potvin in the 36 months prior to the Change of Control.

Anthony Glavac

On March 27, 2012, the Company entered into an employment agreement with Anthony Glavac whereby Mr. Glavac agreed to act in the capacity of Senior Manager of Financial Reporting of the Company.  On December 19, 2014, the March 27, 2012 employment agreement was amended and restated pursuant to which Mr. Glavac agreed to act as Interim Chief Financial Officer for a period of up to one month after a new chief financial officer of the Company is appointed (the “New CFO Date”), after which Mr. Glavac will revert to his previous role as Senior Manager of Financial Reporting of the Company. Pursuant to the terms of Mr. Glavac’s amended and restated employment agreement, he receives a base salary of $14,583 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by providing Mr. Glavac with “reasonable notice” or pay in lieu of notice or any combination of written notice and pay in lieu of notice.  However, in the event that there is a Change of Control of the Company, and either (i) the Employer terminates the Employee without cause within one year from the date of such Change in Control or (ii) (A) if the date of the Change of Control occurs before the New CFO Date (as defined in the employment agreement), the Employee resigns for Good Reason within one year from the date of such Change in Control, or (B) if the date of the Change of Control occurs on or after the New CFO Date, the Employee resigns for any reason within one year from the date such Change of Control, then the Employer shall, within 30 days of such termination event, make a lump sum termination payment to the Employee that is equivalent to 12 months base salary in effect on the date of the Change of Control plus an amount that is equivalent to all cash bonuses paid to the Employee in the 12 months prior to the Change in Control.

Change of Control

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a Change of Control in accordance with the termination provisions described above:

Name(1),(2)	Mark Morabito	Tayfun Eldem	Brian Penney	Bernard Potvin	Anthony Glavac
Severance Entitlement	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	12 months plus actual bonuses paid in prior 12 months
Severance Period	36 months	36 months	36 months	36 months	12 months
Severance Payment (Salary/ Fee Portion)	$1,500,000.00	$1,193,512.50	$854,250.00	$788,250.00	$175,000.00
Severance Payment (Bonus Portion)	$1,524,450.00	$929,450.00	$96,600.00	$241,500.00	--
Unvested Stock Options(3)	--	--	--	--	--
Benefits(4)	--	$21,573.84	$18,212.16	$21,121.86	$5,275.26
TOTALS	$3,024,450.00	$2,144,536.34	$969,062.16	$1,050,871.86	$180,275.26

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2014).
(2)	Mr. Laurin resigned as Chief Financial Officer on December 29, 2014 and no amounts were paid to him as severance.
(3)
Subject to any resolution of the Board of Directors, if there is a Change of Control, all stock options vest immediately prior to such Change of Control. This calculation is based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2014, being $0.39 per share.

(4)	This amount includes health and medical plan premiums.

Termination Without Cause

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a termination without cause in accordance with the termination provisions described above:

Name(1),(2)	Mark Morabito	Tayfun Eldem	Brian Penney	Bernard Potvin	Anthony Glavac(3)
Severance Entitlement	Remaining term of agreement to September 30, 2015	15 months plus prorated target bonus for the notice period	12 months	6 months	--
Severance Period	9 months	15 months	12 months	6 months	--
Severance Payment (Salary/ Fee Portion)	$375,000.00	$497,296.88	$284,750.00	$131,375.00	--
Severance Payment (Bonus Portion)	--	$372,972.66	--	--	--
Unvested Stock Options(4)	--	--	--	--	--
Benefits(5)	--	$8,989.10	$6,070.72	$3,520.31	--
TOTALS	$375,000.00	$879,258.63	$290,820.72	$134,895.31	--

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2014).
(2)	Mr. Laurin resigned as Chief Financial Officer on December 29, 2014 and no amounts were paid to him as severance.

(3)	Mr. Glavac does not have a fixed termination without cause notice provision in his employment agreement.
(4)	There is no acceleration of vesting on a termination without cause.
(5)	This amount includes health and medical plan premiums.

Deferred Share Unit Plan

On September 23, 2014, the Board of Directors adopted a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of its Directors and Management Members (as defined in the DSU Plan). The goal of the DSU Plan is to better align the interests of the Directors and Management Members with those of the shareholders of the Company and facilitates the voluntary deferral of the recognition of compensation in a manner that complies with the Income Tax Act (Canada).

Under the terms of the DSU Plan, Directors are entitled to elect to receive all or part of their annual retainer as Board member in deferred share units (“DSUs”) and Management Members are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.  For the purposes of this section, Directors’ annual retainers and Management Members’ annual cash bonuses are referred to as “Annual Remuneration”. Notwithstanding any election by a Director or Management Member under the DSU Plan, the Company’s Compensation Committee may, in its sole discretion, decline to award DSUs in respect of a Director’s or Management Member’s Annual Remuneration and instead require the Director or Management Member to receive cash for Annual Remuneration in the ordinary course.

The amount of DSUs granted to a Director shall be determined by dividing (i) the portion of the Annual Remuneration for the applicable fiscal quarter to be satisfied by DSUs by (ii) the Market Value on the last trading day of the applicable quarter.  The amount of DSUs granted to Management Members as of March 31 of each fiscal year shall be determined by dividing (i) the portion of the Annual Remuneration for the applicable Fiscal Year to be satisfied by DSUs by (ii) the Market Value on last Trading Day immediately preceding March 31 of the applicable fiscal year.  Deferred share units granted to each Director and Management Member shall be credited to a deferred share unit account (“DSU Account”) established for the Company for each Director and Management Member.

“Market Value” is, with respect to a particular date, the weighted average of the prices for the Common Shares on the TSX for the five (5) trading days immediately prior to that date.  For the purposes of granting DSUs, the Market Value for Directors is determined on the last trading day of a fiscal quarter and the Market Value for Management Members is determined on the last trading day immediately preceding March 31 of the applicable fiscal year.

DSUs may only be redeemed after the date (“Termination Date”) a Director or Management Member ceases to act as a Director or Management Member of the Company, or dies.  The value of the DSU credited to a DSU Account shall be paid to a director or Management Member (or, where the director or Management Member has died, his or her estate) not later than the end of the first calendar year after the calendar year which includes the Termination Date. A Director or Management Member (or after the Director's or Management Member's death, his or her legal representative) may deliver a written notice in the form set out in the DSU Plan to the Corporate Secretary of the Company, specifying a payment date (the "Redemption Date") which is not earlier than fifteen (15) business days after the date on which the notice is delivered and not later than fifteen (15) days before the end of the first calendar year commencing after the calendar year which includes the Termination Date (the "Redemption Deadline").  If the Company does not receive written notice as described herein prior to the Redemption Deadline, the Redemption Date shall be the Redemption Deadline.

The value of the DSUs redeemed shall be the aggregate Market Value thereof on the Redemption Date and such value shall be paid to the Director or Management Member (or, if the Director or Management Member has died, to his or her estate) in the form of a lump sum cash payment, net of any applicable withholdings, as soon as practicable after the Redemption Date, but in any event no later than the Redemption Deadline.

Director Compensation

Effective October 1, 2011, Alderon adopted a formal director compensation program. Prior to that date, no such formal program was in place. Under the formal director compensation program, non-executive directors of Alderon received an annual board retainer of $20,000, the Non-Executive Chairman of the Board (currently none), received an annual fee of $10,000, the Chair of the Audit Committee received an annual fee of $5,000 and each of the Chairs of the Compensation and Nominating and Corporate Governance Committees received an annual fee of $2,500.

During the first quarter of fiscal 2014, the Compensation Committee undertook a review of the Company’s director fee compensation structure. As the Company is moving into the next phase of its growth and development, it was determined that it was appropriate to adjust the director fee compensation structure to be more consistent with the Company’s peers at the development stage. The primary source of information for the Compensation Committee’s review was the report prepared by Korn/Ferry International entitled “Corporate Board Governance and Director Compensation in Canada – A Review of 2013.” This survey contains the results of a review of the director compensation practices of over 300 companies. The Compensation Committee made reference to the results of this survey generally without benchmarking to a specific group of companies within the survey. After review the Compensation Committee determined that the following director fee compensation structure was appropriate, which was subsequently approved by the Board of Directors. This compensation structure came into effect on July 1, 2014.

Fee Component	Amount
Directors Annual Retainer	$55,000
Audit Chair Annual Retainer	$18,000
Other Committee Chair Annual Retainer	$12,000
Committee Member Annual Retainer	$6,000
Options (Initial Award)	300,000

Each of the aforementioned fees is paid quarterly. The directors of the Company are also eligible to receive options to purchase Common Shares pursuant to the terms of the Plan.

Pursuant to the DSU Plan described above, the non-management directors of the Company elected to be issued deferred share units for the directors’ fee payable to each of them for the Company’s fourth fiscal quarter ended December 31, 2014 and for the 2015 fiscal year. The directors of the Company are also eligible to receive options to purchase Common Shares pursuant to the terms of the Plan.

The following table contains information about the compensation paid to, or earned by directors of the Company who were not Named Executive Officers. During the financial year ended December 31, 2014, the Company had a total of thirteen directors who were not Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)	All other compen-sation ($)	Total ($)
David J. Porter Director	32,500	21,250	Nil	Nil	Nil	Nil	53,750
Matthew Simpson(4) Director	8,333	Nil	Nil	Nil	Nil	Nil	8,333
Brian F. Dalton Director	24,250	12,750	Nil	Nil	Nil	Nil	37,000
John A. Baker Director	28,000	16,750	Nil	Nil	Nil	Nil	44,750
John Vettese(5) Director	28,250	Nil	Nil	Nil	Nil	Nil	28,250

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)	All other compen-sation ($)	Total ($)
Zheng Liangjun6) Director	23,750	Nil	Nil	Nil	Nil	Nil	23,750
Tian Zejun6) Director	23,750	Nil	Nil	Nil	Nil	Nil	23,750
Lenard F. Boggio Director	33,750	19,750	Nil	Nil	Nil	Nil	53,500
Diana Walters(7) Director	25,250	Nil	Nil	Nil	Nil	Nil	25,250
Adrian Loader(8) Director	16,917	16,750	163,601	Nil	Nil	Nil	197,268
Ian Ashby(8) Director	18,417	16,750	163,601	Nil	Nil	Nil	198,768
Liu Jian(9) Director	Nil	13,750	Nil	Nil	Nil	Nil	13,750
Wang Jinhui(9) Director	Nil	13,750	Nil	Nil	Nil	Nil	13,750

(1)
The value of the share-based awards reflects the fair value of DSUs granted on the applicable date of grant, which was December 31, 2014. The fair value was computed using the weighted average of the prices for the Common Shares on the TSX for the five (5) trading says immediately prior to the date of grant, which was $0.4059.

(2)
The value of the option-based awards reflects the fair value of options granted on the applicable date of grant, which was May 29, 2014. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.09%; b) expected life of 2.5 years; c) the price of the stock on the grant date; d) expected volatility of 59.5% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)	Compensation received in the form of discretionary bonuses.
(4)           Mr. Matthew Simpson served as a director from April 25, 2011 to May 28, 2014.
(5)           Mr. John Vettese served as a director from March 28, 2012 to November 12, 2014.
(6)           Ms. Zheng Liangjun and Mr. Tian Zejun served as directors from September 4, 2012 to November 5, 2014.
(7)           Ms. Diana Walters served as a director from December 10, 2013 to September 29, 2014.
(8)           Mr. Adrian Loader and Mr. Ian Ashby were appointed as directors on May 29, 2014.
(9)           Mr. Liu Jian and Mr. Wang Jinhui were appointed as directors on November 12, 2014.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the directors of the Company who were not Named Executive Officers as at December 31, 2014.
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
John A. Baker	400,000(3)	3.70	2016-02-09	Nil	Nil	Nil	16,094
Brian F. Dalton	400,000(3)	3.70	2016-02-09	Nil	Nil	Nil	12,250
David J. Porter	200,000(3) 100,000(3)	1.60 3.70	2015-11-08 2016-02-09	Nil Nil	Nil	Nil	20,417

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
Matthew Simpson	250,000(3) 100,000(3) 200,000(3)	1.20 1.60 3.00	2015-07-22 2015-11-08 2015-12-20	Nil Nil Nil	Nil	Nil	Nil
John Vettese	300,000(3) 300,000(3)	3.10 1.95	2017-03-27 2017-09-12	Nil Nil	Nil	Nil	Nil
Zheng Liangjun	300,000(3)(5)	1.95	2017-09-12	Nil	Nil	Nil	Nil
Tian Zejun	300,000(3)(6)	1.95	2017-09-12	Nil	Nil	Nil	Nil
Lenard F. Boggio	300,000(3)	1.43	2018-03-21	Nil	Nil	Nil	18,976
Diana Walters	300,000(3)(4)	3.10	2017-03-27	Nil	Nil	Nil	Nil
Adrian Loader	300,000(3)	1.48	2019-05-29	Nil	Nil	Nil	16,094
Ian Ashby	300,000(3)	1.48	2019-05-29	Nil	Nil	Nil	16,094
Liu Jian	Nil(7)	N/A	N/A	Nil	Nil	Nil	13,211
Wang Jinhui	Nil(7)	N/A	N/A	Nil	Nil	Nil	13,211

(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2014, being $0.39 per share.
(2)
Valued as at December 31, 2014, based on the closing price of the Common Shares on the TSX on December 31, 2014, being $0.39.  Although DSUs vest immediately upon being awarded, they may not be paid out until a director ceases to be a director. See “Deferred Share Unit Plan” above for the terms of redemption of DSUs.

(3)
Options are exercisable for a period of five years and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

(4)	Options granted in the name of LMM of which Ms. Walters was the President and Chief Executive Officer.
(5)
Options granted in the name of Zheng Liangjun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Ms. Liangjun is a Vice President of a subsidiary of Hebei.

(6)	Options granted in the name of Tian Zejun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei.
(7)	No options have been granted.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2014

The following table provides information regarding value vested or earned through incentive plan awards by the directors of the Company who were not Named Executive Officers during the financial year ended December 31, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
David J. Porter	Nil(3)	20,417(11)	Nil
Matthew Simpson	Nil(3)	Nil(12)	Nil
Brian F. Dalton	Nil(3)	12,250(13)	Nil
John A. Baker	Nil(3)	16,094(14)	Nil
John Vettese	Nil(4)	Nil(12)	Nil
Zheng Liangjun	Nil(5)	Nil(12)	Nil
Tian Zejun	Nil(6)	Nil(12)	Nil
Lenard F. Boggio	13,500(7)	18,976(15)	Nil
Diana Walters	Nil(8)	Nil(12)	Nil
Adrian Loader	Nil(9)	16,094(14)	Nil
Ian Ashby	Nil(9)	16,094(14)	Nil

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Liu Jian	Nil(10)	13,211(16)	Nil
Wang Jinhui	Nil(10)	13,211(16)	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares on the TSX and the exercise price of the options on the vesting date. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
DSUs granted to non-executive directors as fully vested on December 31, 2014.  The value vested for DSUs is calculated by multiplying number of vested DSUs by the closing price of the Common Shares on the TSX on the date of vesting, which was $0.39 on December 31, 2014.  Although DSUs vest immediately upon being awarded, they may not be paid out until a director ceases to be a director.  See “Deferred Share Unit Plan” above for the terms of redemption of DSUs.

(3)	No options vested during the year ended December 31, 2014.
(4)
75,000 options exercisable at $1.95 per share vested on March 12, 2014. 75,000 options exercisable at $3.10 per share vested on March 27, 2014, and 75,000 options exercisable at $1.95 per share vested on September 12, 2014.  The closing prices of the Common Shares on the TSX on March 12, 2014, March 27, 2014 and September 12, 2014 were $1.62 per share, $1.66 per share and $0.98 per share, respectively.

(5)
75,000 options exercisable at $1.95 per share vested on March 12, 2014 and 75,000 options exercisable at $1.95 per share vested on September 12, 2014. The closing prices of the Common Shares on the TSX on March 12, 2014 and September 12, 2014 were $1.62 per share and $0.98 per share, respectively.  Options granted in the name of Zheng Liangjun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Ms. Liangjun is a Vice President of a subsidiary of Hebei.

(6)
75,000 options exercisable at $1.95 per share vested on March 12, 2014 and 75,000 options exercisable at $1.95 per share vested on September 12, 2014. The closing prices of the Common Shares on the TSX on March 12, 2014 and September 12, 2014 were $1.62 per share and $0.98 per share, respectively.  Options granted in the name of Tian Zejun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Mr. Zejun is a Vice President of a subsidiary of Hebei.

(7)
75,000 options exercisable at $1.43 per share vested on March 21, 2014 and 75,000 options exercisable at $1.43 per share vested on September 21, 2014.  The closing prices of the Common Shares on the TSX on March 21, 2014 and September 19, 2014 were $1.61 per share and $0.95 per share, respectively.

(8)
75,000 options exercisable at $3.10 per share vested on March 27, 2014.  The closing price of the Common Shares on the TSX on March 27, 2014 was $1.66 per share.  Options granted in the name of LMM of which Ms. Walters was the President and Chief Executive Officer.  Ms. Walters resigned as a director of the Company on September 29, 2014.

(9)	75,000 options exercisable at $1.43 per share vested on November 29, 2015. The closing price of the Common Shares on November 28, 2014 was $0.365 per share.
(10)	No options were granted during the year ended December 31, 2014.
(11)	52,352 DSUs vested on December 31, 2014.
(12)	No DSUs were granted during the year ended December 31, 2014.
(13)	31,411 DSUs vested on December 31, 2014.
(14)	41,266 DSUs vested on December 31, 2014.
(15)	48,657 DSUs vested on December 31, 2014.
(16)	33,875 DSUs vested on December 31, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

King & Bay West Management Corp.

The Company has an arrangement with King & Bay West Management Corp. (“King & Bay West”) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to the Company. King & Bay West is a private company which is owned by Mark Morabito, Executive Chairman of the Company.  King & Bay West provides the Company with administrative and management services. The services provided by King & Bay West include certain administrative, management, geological, legal and regulatory, corporate development, information technology support and investor relations services. The fees for these management services are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by King & Bay West, and the Company reimburses King & Bay West for such costs on a monthly basis.

During the financial year ended December 31, 2014, the Company incurred $1,018,373 (excluding taxes) for management services provided by King & Bay West, of this amount $473,447 was for King & Bay West personnel provided to the Company and $544,926 was for overhead and third party costs incurred by King & Bay West on behalf of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	14,095,000	$2.44	2,405,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	14,095,000	$2.44	2,405,000
(1)	At December 31, 2014, the Company had a “fixed” Plan that reserved for issuance 16,500,000 shares.

For a description of the material features of the Plan please see “Statement of Executive Compensation – Option-based Awards.”

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s Annual Report on Form 20-F (the “Annual Report”) dated December 31, 2014 under the heading, “Item 6.C. Board Practices – Audit and Compensation Committees - Audit Committee”, including a copy of the audit committee charter which is included in the Annual Report”. The Annual Report is available under the Company’s profile at www.sedar.com.

The members of the Audit Committee are Lenard F. Boggio (Chair), Adrian Loader and David J. Porter. As defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), Lenard F. Boggio, Adrian Loader and David J. Porter are all independent within the meaning of applicable securities laws and the rules and regulations of the NYSE MKT and financially literate.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines.  In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors believes that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted. Set out in Schedule “A” is a description of certain corporate governance practices of the Company, as required by NI 58-101.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed below, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, no informed person of the Company no Management nominee for election as a director of the Company, nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the headings, “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Matters to be Acted Upon”.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Instrument of Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of Montreal, Québec, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  KPMG LLP was first appointed as Auditors of the Company in April 2012.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Instrument of Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company by mail at 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1 or by email at info@alderonironore.com.  Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended December 31, 2014, 2013 and 2012 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 14th day of May, 2015.

“Mark J. Morabito”

Mark J. Morabito

Executive Chairman

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1. BOARD OF DIRECTORS

(a)	Disclose the identity of directors who are independent.

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. NI 52-110 sets out the standard for director independence under applicable Canadian securities laws.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. As at December 31, 2014, the Board of Directors consisted of eleven directors, five of which, were independent.

The current Board of Directors consists of ten directors, with six of the ten directors considered independent. Brian Dalton, John Baker, Lenard F. Boggio, David Porter, Adrian Loader and Ian Ashby are independent directors under applicable Canadian securities laws.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Tayfun Eldem is the President and CEO of the Company and is therefore not considered independent.  Mark Morabito is the Executive Chairman of the Company and is therefore not considered independent. Liu Jian and Wang Jinhui are affiliated with the Company due to their relationship with Hebei and are therefore not independent.

(c)
Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The majority of the directors are independent. In addition, the Board of Directors believes that Management is effectively supervised by the independent directors of the Company on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Currently, the following existing directors and proposed directors serve on the following boards of directors of other public companies:

Director	Reporting Issuer Board Membership
Mark J. Morabito	Excelsior Mining Corp. Roughrider Exploration Limited.
John A. Baker	Altius Minerals Corporation
Brian F. Dalton	Altius Minerals Corporation

Director	Reporting Issuer Board Membership
David J. Porter	Black Iron Inc.
Tayfun Eldem	Mason Graphite Inc.
Liu Jian	None.
Wang Jinhui	None.
Lenard F. Boggio
Great Western Minerals Group Ltd.
Pure Gold Mining Inc.
Polaris Materials Corporation (formerly Polaris Minerals Corporation)
Sprott Resource Corp.
Armor Minerals Inc. (formerly Rio Cristal Resources Corporation)

Ian Ashby	Nevsun Resources Ltd.
Adrian Loader	Oracle Coalfields plc Holcim Ltd. Sherritt International Corporation

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of directors who are also members of Management, the independent directors ask members of Management to leave the meeting, and the independent directors are able to discuss matters in camera. In addition, during meetings of the Audit Committee, non-independent directors, executives officers and other guests attending these meetings are asked to withdraw from these meetings for a certain period at the end of each meeting to allow the three independent directors on the Audit Committee to discuss issues freely among themselves in camera. During 2014, in camera sessions occurred in all four Audit Committee meetings.

(f)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors is not an independent director and the Company does not have a lead director. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Company with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Company’s business.

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The Nominating and Corporate Governance Committee, which is constituted of a majority of independent directors, is responsible for identifying whether the Board is effective. Specifically, this committee reviews with the Board, on a regular basis, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

•	the Board holds in-camera meetings with the non-management directors;

•	at Board meetings, members of management, including the President & Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters;

•	under the Company’s Articles any one director may call a Board meeting;

•	the compensation of the President & Chief Executive Officer and Executive Chairman is considered in their absence by the Compensation Committee at least annually; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Alderon’s Board meets quarterly and at other times when it is necessary and desirable to transact business of Alderon.  Each committee of Alderon’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The Audit Committee meets every quarter.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Alderon faces from time to time. During the financial year ended December 31, 2014 Alderon’s Board met six times, the Audit Committee met four times, the Compensation Committee met two times, the Nominating and Corporate Governance Committee met two times, the Project Finance Committee met six times and the Project Oversight Committee met two times. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Alderon’s Board and his or her respective committees during the financial year ended December 31, 2014.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Project Finance Committee	Project Oversight Committee(1)
Mark J. Morabito	5 of 6	N/A	N/A	N/A	6 of 6	N/A
Tayfun Eldem	6 of 6	N/A	N/A	N/A	5 of 6	N/A
John A. Baker	6 of 6	N/A	N/A	2 of 2	N/A	N/A
Brian Dalton(2)	5 of 6	2 of 3	N/A	N/A	N/A	N/A
David Porter(3)	6 of 6	4 of 4	2 of 2	2 of 2	4 of 4	N/A

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Director Attendance Record
Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Project Finance Committee	Project Oversight Committee(1)
Matthew Simpson((4)	2 of 2	N/A	N/A	N/A	N/A	N/A
John Vettese(5)	4 of 5	N/A	2 of 2	N/A	6 of 6	N/A
Zheng Liangjun(6)	3 of 5	N/A	N/A	N/A	N/A	N/A
Tian Zejun(6)	0 of 5	N/A	N/A	N/A	N/A	N/A
Lenard F. Boggio	6 of 6	4 of 4	2 of 2	N/A	N/A	2 of 2
Diana Walters(7)	4 of 5	N/A	N/A	2 of 2	N/A	N/A
Ian Ashby(8)	4 of 4	N/A	N/A	N/A	N/A	2 of 2
Adrian Loader(8)(9)	3 of 4	1 of 1	N/A	N/A	N/A	2 of 2
Mr. Liu Jian(10)	0 of 1	N/A	N/A	N/A	N/A	N/A
Mr. Wang Jinhui(10)	1 of 1	N/A	N/A	N/A	N/A	N/A
(1)	The Project Oversight Committee was formed on August 20, 2014.
(2)	Mr. Brian Dalton served on the Audit Committee until July 29, 2014.
(3)	Mr. David Porter was appointed a member of the Project Finance Committee on May 7, 2014.
(4)	Mr. Matt Simpson resigned as a director of the Company on May 28, 2014.
(5)	Mr. John Vettese resigned as a director of the Company on November 12, 2014.
(6)	Ms. Zheng Liangjun and Mr. Tian Zejun resigned as directors of the Company on November 5, 2014.
(7)	Ms. Diana Walters resigned as a director on September 29, 2014.
(8)	Mr. Ian Ashby and Mr. Adrian Loader were appointed as directors on May 29, 2014.
(9)	Mr. Adrian Loader was appointed to the Audit Committee on July 29, 2014.
(10)	Mr. Liu Jian and Mr. Wang Jinhui were appointed as directors on November 12, 2014.

2. BOARD MANDATE

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Alderon Board does not have a written mandate. The duties and responsibilities of Alderon’s Board are to supervise the management of the business and affairs of Alderon and to act with a view towards the best interests of Alderon. Alderon’s Board delegates day-to-day management of Alderon to executive officers, relying on them to keep it apprised of all significant developments affecting Alderon. In discharging its mandate, Alderon’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Alderon; identifying the principal risks of Alderon ‘s business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Alderon to facilitate communications with investors and other interested parties; and the integrity of Alderon’s internal control and management information systems.

Alderon’s Board also has the mandate to assess the effectiveness of Alderon’s Board as a whole, its committees and the contribution of individual directors. Alderon’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Project Oversight Committee.

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3. BOARD OF DIRECTORS

(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Executive Chairman. The Chair of each Board committee acts within the parameters set by their respective committee charters.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the President & Chief Executive Officer.

4.           ORIENTATION AND CONTINUING EDUCATION

(a)	Briefly describe what measures the board takes to orient new directors regarding

(i)           the role of the board, its committees and its directors, and

(ii)           the nature and operation of the issuer’s business.

The Company provides an orientation program to new directors.  This program consists of:

•	A detailed briefing with the Executive Chairman.

•	A detailed briefing with the President & Chief Executive Officer.

•
The Company’s General Counsel providing education regarding directors’ responsibilities, corporate governance issues and recent and developing issues related to corporate governance and regulatory reporting.

•	Provision of the Company’s committee charters and corporate governance policy booklet to the new director.

•	Access to the Company’s independent directors, as required, for the new director to discuss the operation of the Company and the Board.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.  The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

At least quarterly, directors are briefed on strategic issues affecting the Company, and these briefings include reviews of the competitive environment, the Company’s progress and

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performance relative to its peers, and any other developments that could materially affect the Company’s business. The briefings are conducted by the President & Chief Executive Officer, Chief Financial Officer and other members of the executive management team. Furthermore, the Nominating and Corporate Governance Committee is responsible for reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors.

5.ETHICAL BUSINESS CONDUCT

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)           disclose how a person or company may obtain a copy of the code;

Alderon’s Board expects Management to operate the business of Alderon in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute Alderon’s business plan and to meet performance goals and objectives. In February of 2011, Alderon’s Board adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Alderon’s website at www.alderonironore.com.

(ii)           describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each director, officer and employee and consultant is provided with a copy of the Code and is required to acknowledge in their employment or consulting contract, as applicable, that they have read, understood and agree to comply with the Code. The Nominating and Corporate Governance Committee is responsible for monitoring compliance with the Code by ensuring that all directors, officers, consultants and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chairman of the Audit Committee or other appropriate person. The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

The Code requires all employees, officers, directors and consultants of the Company to perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships. No material change report has ever been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In February of 2012, the Company also adopted a Whistleblower Policy, as revised December 14, 2012, to address Alderon’s commitment to integrity, ethical behavior, and compliance with the Code by its personnel. The Company’s Whistleblower Policy sets out procedures for directors, officers, consultants and employees of Alderon to make good faith complaints concerning a suspicion of unethical behaviour of Alderon or any of its personnel.  The Company uses the services of an independent company, EthicsPoint, to receive confidential complaints by telephone or via the internet. The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company

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(iii)           provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report was filed by the Company since January 1, 2014 regarding departures from the Code by directors or executive officers.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Nominating and Corporate Governance Committee regarding any potential conflicts of interest.

In accordance with the Business Corporations Act (British Columbia) (the “Act”), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances. The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.  Committee Chairs perform the same function with respect to meetings of each Board committee.

6.           NOMINATION OF DIRECTORS

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee is responsible for recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and analyzing the needs of the Board and recommending nominees who meet such needs, when vacancies arise on the Board.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee is currently comprised of John Baker, and David Porter. Each of David Porter and John Baker is considered an independent director for purposes of applicable securities laws.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

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To encourage an objective nominating process, when considering potential Board nominees the Nominating and Corporate Governance Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of the Company, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Nominating and Corporate Governance Committee is to:

•	provide a focus on corporate governance that will enhance corporate performance;

•	assist the Company in its corporate governance responsibilities under applicable law;

•	establish criteria for Board and committee membership;

•	recommend composition of the Board and its committees; and

•	as circumstances arise, assess directors’ performance.

The Nominating and Corporate Governance Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

•
the Executive Chairman, the Chair of the Nominating and Corporate Governance Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

•	the Nominating and Corporate Governance Committee coordinates the search for qualified candidates with input from management and other Board members;

•	the Nominating and Corporate Governance Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

•	selected members of Management and the Board will interview prospective candidates;

•
the Nominating and Corporate Governance Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Shareholders;

•
the Nominating and Corporate Governance Committee may, to the extent it deems appropriate, consult with significant Shareholders of the Company or other Shareholders as part of the process of nominating new directors; and

•	the Nominating and Corporate Governance Committee will consider any candidates submitted by Shareholders on the same basis as any other candidate.

7.           COMPENSATION

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

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Reference should be made to “Statement of Executive Compensation” for details regarding the Company’s process for determining compensation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Reference should be made to “Statement of Executive Compensation” for details regarding the Company’s Compensation Committee.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Reference should be made to “Statement of Executive Compensation” for details regarding the Company’s Compensation Committee.

8.           OTHER BOARD COMMITTEES

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company does not have any standing committees other than the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, except for the Project Oversight Committee.

The members of the Project Oversight Committee are Ian Ashby (Chair), Adrian Loader and Len Boggio. The Project Oversight Committee has the following responsibilities:

•	to review the Company’s workplan and budgets;

•	to provide technical and strategic guidance and oversight to management;

•	to review and supervise the process to be carried out by the Company and its professional advisors in connection with the financing of the Kami Project;

•	to make a recommendation to the Board of Directors in respect of the matters detailed above; and

•	to take such actions as in its opinion are necessary or desirable in the discharge of its responsibilities.

During the year ended December 31, 2014, the Company also had a Project Finance Committee. In March 2015, the Board of Directors resolved to wind up the Project Finance Committee and combine its functions with those of the Project Oversight Committee. The members of the Project Finance Committee were John Vettese (prior to his resignation), David Porter, Mark Morabito and Tayfun Eldem. The Project Finance Committee had the following responsibilities:

•	to review and supervise the process to be carried out by the Company and its professional advisors in connection with the financing of the Kami Project (“Project Financing”);

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•
to negotiate or supervise the negotiation of the terms of Project Financing of the Kami Project and any agreements necessary to give effect thereto, which terms will be subject to final approval by the Board of Directors of the Company;

•	to make a recommendation to the Board of Directors in respect of the approval of any Project Financing; and

•	to take such actions as in its opinion are necessary or desirable in the discharge of its responsibilities.

9.           ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, its Committees and individual directors are currently not regularly assessed with respect to their effectiveness and contribution. However, the Executive Chairman meets with directors individually which facilitates a discussion of his or her contribution and that of other directors. When needed, time is set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the Executive Chairman and Nominating and Corporate Governance Committee are responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements required to be made are implemented and overseen by the Nominating and Corporate Governance Committee. A more formal assessment process will be instituted as, if, and when the Board considers it to be necessary.

10.           TERM LIMITS

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors because the risk profile of the Company makes it more difficult for the Company to attract and to retain highly qualified board members than other companies. The Company seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11.         POLICIES REGARDING THE REPRESENATION OF WOMEN ON THE BOARD

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. The Corporate Governance Committee generally identifies, evaluates and recommends candidates to become members of the Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the

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Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The Corporate Governance Committee, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the  Board  of  Directors  needs  directors  who  have  the  expertise  and  the  skills  necessary  for  an iron ore development company. Although the Committee does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

(b)
If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company does not have a written policy relating to the identification and nomination of women directors.

12.	CONSIDERATION OF THE REPRESENATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Corporate Governance Committee considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. As noted above, gender diversity is taken into account but its primary focus to identify directors  who  have  the  expertise  and  the  skills  necessary  for  an iron ore development company.

13.	CONSIDERATON GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reason for not doing so.

The Company identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Company needs executive officers who have the expertise and the skills necessary for the development of an iron ore project in Western Labrador.

14.	ISSUER'S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

For purposes of this item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions

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of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding women on the issuer's board.  If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target regarding women on the Board because the Governance Committee generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Company has not adopted a target regarding women in executive officer positions because the Company's risk profile and lack of resources deprive it of the ability to make appointments on any basis other than finding, often on short notice, the most qualified person who is willing to accept the risks inherent in the Company's financial situation.

15.         NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

Currently no member of the Company's Board is a woman. Until September 29, 2014, two of the members of the Company’s board were women, representing approximately 17% of the membership of the Board. Subsequently Ms. Diana Walters and Ms. Zheng Liangjun both resigned from the Board.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Currently none of the Company's executive officers are women. During the year ended December 31, 2015 the Company had one executive officer that was a women, representing approximately 10% of the Company’s executive officers.

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